

16013746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC

SEC FILE NUMBER
8- 69582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-Rex Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVE, RM 1154
(No. and Street)

NYC (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Torie Kunzel 212-256-1288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young - Lead audit partner: Eli Barda
(Name – *if individual, state last, first, middle name*)

3 Aminadav St. (Address) Tel Aviv (City) Israel (State) 6706703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T-REX Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Julien Gerald B
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JU6274598
Qualified in New York County
Commission Expires Jan. 14, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T-REX Securities, LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2015

T-REX Securities LLC
Index
December 31, 2015


Building a better working world

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

T-REX SECURITIES LLC

We have audited the accompanying financial statements of T-REX Securities LLC ("the Company"), which comprise the statements of financial condition as of December 31, 2015, and the related statements of comprehensive income, statements of changes in member's equity and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015 and the result of its operations and its cash flow for the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1b to the financial statements, the Company has suffered recurring losses from operations and has net capital deficiency that raises substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Supplementary Information

The accompanying information contained in Schedules I, and I I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the


Building a better
working world

information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 29, 2016

T-REX Securities, LLC
Statement of Financial Condition
December 31, 2015
Amounts in US Dollars

ASSETS		
Cash and cash equivalents	$	37,428
FINRA Account		513
TOTAL ASSETS	**$**	**37,941**
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable	$	15,036
Payable to Related Party		5,788
Total Liabilities		**20,824**
Total Equity		17,117
TOTAL LIABILITIES & EQUITY	**$**	**37,941**

T-REX Securities, LLC
Statement of Income
Year Ended December 31, 2015
Amounts in US Dollars

General and administrative expenses	$ 47,383
Total Expense	47,383
Net loss	$ (47,383)

T-REX Securities, LLC
Statement of Changes in Member's Equity
As of December 31, 2015
Amounts in US Dollars

Member's equity at January 1, 2015	$ -
Capital contribution	64,500
Net loss	(47,383)
Member's equity at December 31, 2015	$ 17,117

T-REX Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2015
Amounts in US Dollars

Operating activities:	
Net loss	$ (47,383)
Adjustments to reconcile net loss to cash used for operating activities:	
Deposit to FINRA account	(513)
Increase in accounts payable	15,036
Increase in payable to related party	5,788
Net cash used for operating activities	(27,072)
Financing activities:	
Proceeds from capital contribution	64,500
Net cash provided by financing activities	64,500
Increase in cash and cash equivalents	37,428
Cash, beginning of period	-
Cash, end of year	$ 37,428

T-REX Securities LLC
Notes to Financial Statements
December 31, 2015
Amounts in US Dollars

1. Organization

a. T-REX Securities, LLC (the "Company") was formed as a limited liability company in Delaware on December 2, 2014. The Company was approved as a registered broker-dealer under the Securities Exchange Act of 1934 on September 2, 2015. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company offers structured finance solutions for renewable energy asset owners looking for increased liquidity, leverage or refinance.

   The Company is an LLC wholly owned by T-REX Group, Inc. ("TRG"), a Delaware corporation.

   The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

b. During the year ended December 31, 2015, the Company incurred losses and negative cash flows from operating activities amounting to $ 47,383 and $ 27,072, respectively. These conditions raise substantial doubts about the Company's ability to continue as a going concern. The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities. The Company plans to raise capital to finance its operations. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products. The financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

2. Use of Estimates

Pursuant to the Expense Sharing Agreement between the Company and TRG, Management has estimated that shared employees act in the capacity of a Company employee for 8 hours per month, or 5% of total salaried hours of those employees. Pursuant to such agreement, 5% of salary expenses for those employees are allocated to the Company.

3. **Significant Accounting Policies**

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Income Taxes

The Company is a limited liability company. All income and losses are passed through to TRG to be included on its income tax return.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, FINRA account, accounts payable and payable to TRG, Inc. are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

4. **Related-Party Transactions**

The wholly-owned Company entered into an expense sharing administrative services agreement with TRG from which it receives the benefit of certain facilities and services paid for by TRG. The Company is allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on the percentage of space utilized by the Company.

Compensation expenses are allocated to the Company from TRG based on the percentage of time a shared employee spends working in the capacity of a Company employee. As explained in Note 2, Management has estimated approximately 8 hours per month, or 5% of total time, is spent acting in this capacity. As such, 5% of their salary expenses are allocated to the Company.

Amounts in US Dollars

During the period September 2, 2015 through December 31, 2015, the Company paid $4,537 to TRG as reimbursement for allocated expenses pursuant to the Expense Sharing Agreement. As of December 31, 2015, the Company has a liability of $5,788 due to TRG for expenses paid for by TRG on behalf of the Company. Subsequent to the balance sheet date, on January 20 $5,473 was paid to TRG.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 during the Company's first twelve months of operation. At December 31, 2015, the Company had a net capital of $16,604 which was $11,604 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1.

6. Subsequent Events

The Company received capital contribution of $50,000 and $10,000 from TRG on February 5, 2016 and February 9, 2016, respectively.

Supplemental Schedules

T-REX Securities, LLC
Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2015
Amounts in US Dollars

Total Member's Equity	$ 17,117
Nonallowable assets	
Other assets	513
Total nonallowable assets	513
NET CAPITAL	$ 16,604
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 20,824
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 12 1/2% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 11,604
Ratio of aggregate indebtedness to net capital	1.25

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2015.

T-REX Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2015

T-REX Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



Building a better
working world

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the members of management of
T-REX securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T-REX Securities LLC. (The "Company") identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (2)ii (the "exemption provision"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Tel-Aviv, Israel
February 29, 2016

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

T-REX Securities, LLC
230 Park Avenue, 11th Floor
New York, New York 10169
United States

+1 212 256 1286
Benjamin.cohen@trexsecurities.com
trexgroup.com



February 17, 2016

Re: T-REX Securities, LLC Exemption Report

We as members of management of T-REX Securities, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii)(the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions from September 2, 2015 to December 31, 2015 without exception.

Benjamin Cohen, CEO

230 Park Ave, Suite 1154
New York, NY 10169
212-256-1286
benjamin.cohen@trexsecurities.com

Charlene Wilson, FinOp

230 Park Ave, Suite 1154
New York, NY 10169
212-256-1285
charlene.wilson@trexsecurities.com